SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (Amendment No. )(1)

                         FRONTLINE COMMUNICATIONS CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    35921T108
                                 (CUSIP Number)

                                  May 13, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)




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(1) The  remainder  of this  cover  page  shall be  filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

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CUSIP No. 35921T108                  13G                       Page 2 of 5 Pages

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1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Stephen J. Cole-Hatchard

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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
              Not Applicable                                              (b)|_|

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3             SEC USE ONLY

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4             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

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NUMBER OF SHARES  5  SOLE VOTING POWER
 BENEFICIALLY        329,000  (includes 144,000 shares held by the Cole-Hatchard
   OWNED BY          Family Limited Partnership and currently exercisable
    EACH             options to purchase 79,000 shares)
   PERSON         --------------------------------------------------------------
  REPORTING       6  SHARED VOTING POWER
    WITH
                     None

                  --------------------------------------------------------------
                  7  SOLE DISPOSITIVE POWER
                     329,000 (includes 144,000 shares held by the Cole-Hatchard Family Limited Partnership and currently exercisable options to purchase 79,000 shares)
                  --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER

                     None

                  --------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     329,000 (includes 144,000 shares held by the Cole-Hatchard Family Limited Partnership and currently exercisable options to purchase 79,000 shares)

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10   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES  CERTAIN SHARES* |X|
     (Does not include 20,000 shares held by Mr. Cole-Hatchard's mother and brother and 64,000 shares issuable upon the exercise of warrants held by Mr. Cole-Hatchard's mother)

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.3%

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12   TYPE OF REPORTING PERSON

     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 Pages

Item 1(a).     Name of Issuer:

               FRONTLINE COMMUNICATIONS CORP.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               One Blue Hill Plaza
               Pearl River, NY 10965

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of Stephen J. Cole-Hatchard (a "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               Frontline Communications Corp.
               One Blue Hill Plaza
               Pearl River, NY 10965

Item 2(c).     Citizenship:

               Mr. Cole-Hatchard is a United States citizen.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number:

               35921T108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) - (j): Not applicable.

               If this statement is filed pursuant to Rule 13d-1(c), check  this
               box.                                                          |_|

               Not Applicable.

Item 4.   Ownership:

          (a) Amount Beneficially Owned: At December 31, 1998, Mr. Cole-Hatchard beneficially owned 329,000 shares, including 144,000 shares held by the Cole-Hatchard Family Limited Partnership and currently exercisable options to purchase 79,000 shares.

          (b) Percent of Class: 10.3%


                                Page 3 of 5 Pages

               (c) Number of shares as to which such person has:

                    (i)       sole power to vote or to direct the
                              vote: 329,000 (includes 144,000 shares held by the
                                    Cole-Hatchard Family Limited Partnership and currently exercisable options to purchase 79,000 shares.)

                    (ii)      shared power to vote or to direct the vote: None.

                    (iii)     sole power to dispose or to direct the
                              disposition of: 329,000  (includes  144,000 shares
                                              held by  the  Cole-Hatchard Family
                                              Limited Partnership and  currently
                                              exercisable  options  to  purchase
                                              79,000 shares.)

                    (iv)      shared power to dispose or to direct
                              the disposition of:      None.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          Not Applicable.


                                Page 4 of 5 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                             February 11, 1999
                                       -----------------------------
                                                   (Date)


                                       /s/ Stephen J. Cole-Hatchard
                                       -----------------------------
                                                 (Signature)



                                               Page 5 of 5 Pages